

CITADEL | Securities

Citadel Securities Institutional LLC

2020 Financial Statement

CITADEL | Securities

Citadel Securities Institutional LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69663)

Statement of Financial Condition as of December 31, 2020 and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69663

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: CITADEL SECURITIES INSTITUTIONAL LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Henry — 212-651-7726
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CITADEL SECURITIES INSTITUTIONAL LLC

Affirmation

I, <u>Michael Henry</u>, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Citadel Securities Institutional LLC (the "Company"), as of December 31, 2020, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By:

_____
Michael Henry, Chief Accounting Officer of Citadel Enterprise Americas LLC

February 24, 2021

STATE OF NEW YORK

COUNTY OF NEW YORK

On the <u>24th</u> day of <u>February</u> in the year <u>2021</u> before me, the undersigned, personally appeared <u>Michael Henry</u>, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity (ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.



_____
Notary Public

Printed Name: Peter J Sendrowski

My Commission Expires: 04/10/2021

PETER J SENDROWSKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE6356733
Qualified In Nassau County
My Commission Expires 04-10-2021

CITADEL SECURITIES INSTITUTIONAL LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and the Management of Citadel Securities Institutional LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Securities Institutional LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2021

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

CITADEL SECURITIES INSTITUTIONAL LLC

Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		As of December 31, 2020
Cash	$	88,482
Cash segregated under federal regulation		1
Receivable from brokers, dealers, and custodian		9,163
Commissions receivable, net		7,337
Receivable from affiliate		7,159
Other assets		2,780
Receivable from customers		167
Total assets	$	115,089

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Commissions, clearance, and regulatory fees payable	$	5,068
Payable to affiliates		4,166
Payable to customers		1,133
Other liabilities		522
Securities sold under agreement to repurchase		167
Total liabilities	$	11,056
Member's capital		104,033
Total liabilities and member's capital	$	115,089

See notes to statement of financial condition.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 1

Organization

Citadel Securities Institutional LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

CALC IV LP ("CAL4"), an affiliate, is the manager of the Company. The Company's designated self-regulatory organization is FINRA.

The Company engages in options order routing as well as trades U.S. government securities and equities with institutional and broker and dealer clients. As a result, the Company engages in transactions with Citadel Securities LLC ("CS-US"), an affiliated broker and dealer.

Citadel Enterprise Americas LLC ("CEAMER") and Citadel Securities Americas LLC ("CSAMER"), both affiliates, provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is currently effective through June 30, 2021.

NOTE 2

Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires CAL4 to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash
The Company defines cash on the statement of financial condition as liquid amounts on deposit. Cash is held at Bank of New York Mellon.

Cash Segregated Under Federal Regulation
Restricted cash of $1 has been segregated in a special reserve bank account for the benefit of customers under the exemption provisions set forth in paragraph (k)(2)(i) of SEC Rule 15c3-3.

Receivable from Brokers, Dealers, and Custodian
Receivable from brokers, dealers, and custodian includes amounts receivable for securities failed to deliver and cash deposited at clearing brokers (see Note 5).

Commissions Receivable, Net
Commissions receivable, net represents amounts receivable from customers for commissions and transaction fees (see Note 8). The balances are presented net of an allowance for doubtful accounts of $1,965. In determining the allowance for doubtful accounts, the Company assesses the collectability of receivables from its customers and considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability.

Receivable from and Payable to Customers
Receivable from and payable to customers represents amounts receivable or payable for securities failed to deliver or receive (see Note 6).

Offsetting Financial Instruments
Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings.

Reverse repurchase agreements and repurchase agreements are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. The Company enters into reverse repurchase and repurchase agreements with CS-US (see Note 3).

Other Financial Instruments
CAL4 estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

New Accounting Pronouncement
In June 2016, the Financial Accounting Standards Board issued updated accounting guidance pertaining to the measurement, recognition, and disclosures related to credit losses associated with certain financial instruments. The guidance requires financial assets measured at amortized cost to be presented at the net amount expected to be collected utilizing the current expected credit loss methodology to estimate expected credit losses over the remaining expected life of the financial assets. The Company adopted the updated guidance on January 1, 2020 on a modified retrospective basis. Expected credit losses are measured based on historical experience, current conditions and forecasts that impact the collectability of the amount. The guidance only impacts the Company's financial instruments recorded at amortized cost such as receivable from brokers, dealers, and custodian, commissions receivable, and receivable from customers. The adoption does not have a material impact on the Company's financial condition or regulatory requirements.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 3

Collateralized Transactions

The Company enters into reverse repurchase and repurchase agreements with CS-US. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with CS-US. In the event of CS-US's default (such as bankruptcy or CS-US's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by CS-US.

Reverse repurchase agreements and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. CS-US generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

As of December 31, 2020, as a result of entering into reverse repurchase agreements with CS-US, the Company obtained collateral with a fair value of $7,240. Also, as of December 31, 2020, the Company had repurchase agreements with CS-US with collateral posted having a fair value of $7,407. The fair value of collateral obtained and posted includes accrued coupon interest. The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by U.S. government securities to the extent an offsetting agreement with the same counterparty has not otherwise reduced the Company's or counterparty's exposure.

Offsetting of Certain Collateralized Transactions
The following table presents information about the offsetting of these instruments.

ASSETS AS OF DECEMBER 31, 2020

	Reverse Repurchase Agreements
Included in the statement of financial condition	
Gross amounts	$ 7,229
Amounts offset	(7,229)
Net amounts	—
Amounts not offset	
Financial instruments, at fair value	—
Total	$ —

LIABILITIES AS OF DECEMBER 31, 2020

	Repurchase Agreements
Included in the statement of financial condition	
Gross amounts	$ 7,396
Amounts offset	(7,229)
Net amounts	167
Amounts not offset	
Financial instruments, at fair value	(167)
Total	$ —

In the tables above:

- Gross amounts and net amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset and financial instruments, at fair value, relate to master netting agreements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.
- Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value of securities purchased or sold under the agreement to resell or repurchase, respectively, and accrued coupon interest.

Collateralized Transactions–Maturities and Collateral Pledged
The following table presents gross obligations for repurchase agreements by remaining contractual maturity and class of collateral pledged as of December 31, 2020.

	Repurchase Agreements
U.S. government securities	
Overnight	$ 7,396
Gross amount presented in the offsetting table above	$ 7,396

NOTE 4

Transactions with Related Parties

Expenses
Pursuant to an administrative services agreement, the Company reimburses CEAMER, CSAMER and their affiliates for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by these entities, on behalf of the Company. As of December 31, 2020, the Company had a combined payable to CEAMER, CSAMER and their affiliates of $4,166, which is reflected as payable to affiliates on the statement of financial condition. As of December 31, 2020, the Company has paid compensation to CSAMER of $2,395, which has not yet been expensed due to service vesting requirements. Such amount is included in other assets on the statement of financial condition.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Executing Activities

During 2020, the Company provided execution services to CS-US under a cost plus agreement. As a result of this activity, the Company recognized service fees from CS-US and incurred commission expense to CS-US for acting as a counterparty for trades with third parties. As of December 31, 2020, the Company had a receivable from CS-US of $7,159 and commissions payable to CS-US of $3,156, which are included in receivable from affiliate and commissions, clearance, and regulatory fees payable, respectively, on the statement of financial condition.

In 2020, the Company also provided execution services to Citadel Securities Swap Dealer LLC ("CSSD"), an affiliate. Additionally, the Company earned and incurred charges related to failed delivery of securities with CS-US and CSSD.

The Company trades equity securities on an agency basis for CRBU Holdings LLC, an affiliate.

Loan Agreement

On September 24, 2020, the Company entered into a cash advance agreement with Citadel Securities LP, an affiliate. The loan advances are interest free and payable on demand. During 2020, there were no loan advances and the agreement was renewed until December 31, 2021.

Miscellaneous Related Party Transactions

Certain of the Company's transactions with various clients have been guaranteed by CSUH. These guarantees may be unconditional guarantees without a specific term. In certain instances, the guarantees may be terminated by CSUH with respect to prospective obligations upon prior notice to the counterparty.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 5

Receivable from Brokers, Dealers, and Custodian

Amounts receivable from brokers, dealers, and custodian at December 31, 2020, consist of the following:

Receivable from brokers, dealers, and custodian	$	8,030
Securities failed to deliver to CS-US		1,133
Receivable from brokers, dealers, and custodian	$	9,163

Within the table above, receivables from brokers, dealers, and custodian primarily reflect cash deposits made in the normal course of business.

NOTE 6

Receivable from and Payable to Customers

Amounts receivable from and payable to customers at December 31, 2020, consist of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 167	$ 1,133
Receivable/payable from/to customers	$ 167	$ 1,133

NOTE 7

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks. CAL4 attempts to monitor and manage these risks on an ongoing basis.

Market Risk

Market risk is the potential for changes in the value of a financial instrument and the securities collateral received and/or pledged under reverse repurchase and repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CAL4 attempts to manage market risk in various ways, including through diversifying exposures and guidelines on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices or volatilities of financial instruments.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's transactions with counterparties as a result of nonperformance by the counterparties.

The Company's customer activities involve the execution and settlement of securities transactions, which may expose the Company to credit risk. Customer activities are transacted on a delivery versus payment or cash basis. For these transactions, the Company is exposed to the risk of loss in the event of nonperformance by a customer or broker. In the event that a customer or broker fails to perform, the Company may be required to execute the transaction at current market prices. The Company does not extend credit to customers through margin accounts. The Company's credit exposure to institutional customers is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in financing arrangements by entering into master netting agreements and collateral posting with counterparties. These master netting agreements provide the Company with the right on a daily basis to demand collateral, as well as, in the event of counterparty default, the right to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CAL4 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The cash balances held at a global financial institution, which typically exceed government sponsored insurance coverages, subject the Company to a concentration of credit risk. CAL4 attempts, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

Other Risks
The Company is subject to risks associated with unforeseen or catastrophic events, including terrorist attacks, natural disasters, and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair CAL4's ability to manage the Company's activities. CAL4 manages this risk through continuity and resiliency planning. As an example, during 2020, COVID-19 developed rapidly. CAL4 managed the Company's activities and economic impacts through December 31, 2020. Given the uncertainty of COVID-19 outcomes, the future impacts are currently not quantifiable and could materially adversely affect the Company and its activities.

Legal, tax and regulatory changes could occur during the term of the Company. Certain of such changes could have a material adverse effect on the Company.

Contingencies
In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CAL4 believes the risk of material loss from these arrangements to be remote.

NOTE 8

Contracts with Customers

As of December 31, 2020, customer transactions consisted of:

Service Income from Affiliate
The Company receives service fees on a monthly basis from CS-US for trade execution services provided (see Note 4). Service fees are recognized over time in the period when services are provided.

Commissions and Transaction Fees
The Company earns commissions for executing trades on behalf of its customers and is also generally reimbursed by the customers for transaction fees incurred. Commissions and reimbursement of transaction fees are recorded on a trade date basis as securities transactions occur. Commissions on equity trades are paid on settlement date and commissions on options order routing and transaction fees are billed monthly.

As of December 31, 2020, the Company's receivable from contracts with customers was $14,496, of which $7,337 is reflected as commissions receivable, net and $7,159 is reflected as receivable from affiliate on the statement of financial condition, respectively. The Company did not have any transaction price allocated to unsatisfied or partially satisfied performance obligations.

NOTE 9

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH's members or the partners of CSUH's members, where applicable.

In accordance with GAAP, CAL4 has reviewed the Company's tax positions for all open tax years. As of December 31, 2020, CAL4 has determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 10

Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. At December 31, 2020, net capital was $86,487 in excess of the Company's required minimum net capital of $250.

The Company claims an exemption from Rule 15c3-3 of the SEC based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

NOTE 11

Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2021, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.